Mike Winterscheidt	Scientific Games Corporation
Chief Accounting Officer	6601 Bermuda Rd. Las Vegas, NV 89119
T. 702-532-7032
Michael.Winterscheidt@scientificgames.com

December 21, 2018

Via email and EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn: Eiko Yaoita Pyles, Staff Accountant

Re:	Scientific Games Corporation Form 10-K for the Fiscal Year Ended December 31, 2017; Filed March 1, 2018 Form 10-Q for the Quarterly Period Ended June 30, 2018; Filed August 2, 2018 File No. 001-11693

Dear Ms. Pyles:

This letter sets forth Scientific Games Corporation’s (the “Company,” “our” or “we”) responses to the comment contained in your letter dated December 12, 2018. For ease of reference, your comment is copied below with our response immediately following.

Certain confidential portions of this letter have been omitted by means of redacting a portion of the text and replacing it with “**CONFIDENTIAL TREATMENT REQUESTED BY SCIENTIFIC GAMES PURSUANT TO RULE 83**”. Pursuant to the provisions of 17 C.F.R. §200.83, the Company has separately submitted a copy of this letter containing the redacted portions of this letter to the Staff of the Division of Corporation Finance and has requested confidential treatment for those redacted portions.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Note 2. Revenue Recognition
Lottery Instant Products, page 14
1.	We note your response to prior comment 4. Please address the following:

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Help us better understand the nature of the services provided in your CSP arrangements. Describe the services in detail and further explain why you believe each day of service is distinct. In addition, describe how and to what extent you manage inventory levels at the retail outlets.

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Response:

Detailed description of the nature of the services provided in our CSP arrangements

Under the CSP model, we perform all of the comprehensive services necessary to operate the associated lottery’s integrated instant product programs other than executing on retail sales. These services are provided on a continuous daily basis, at ongoing and unspecified levels, resulting in an ecosystem that we manage on behalf of the customer. The amount and level of services that are provided each day may be different from day to day, but the nature of the services provided is consistent over the life of the arrangement. Accordingly, CSP arrangements are marketed and sold as an integrated turn-key solution, and that is the expectation of a customer entering into these arrangements. The customer is procuring this integrated turn-key solution as opposed to separately procuring (1) instant tickets and (2) separate ecosystem services. When a customer desires only instant tickets, we offer such under POS and PPU arrangements. When customers desire a full, integrated turn-key solution, we make CSP arrangements available to them that provide the end-to-end operation of their entire instant ticket ecosystem, with the objective of maximizing the revenues and profits of both the Company and the resultant lottery's program. When instant tickets and ecosystem services are provided together in CSP arrangements, they modify each other and the combined benefit is greater than the sum of those promised goods and services. Therefore, we concluded that our promise in a CSP arrangement is that of an integrated end-to-end solution which necessarily must contain all of the services identified below.

The following are the services provided in these arrangements:

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Design and manufacturing of instant games tickets - subsequent to the establishment of an instant games plan the related instant games tickets are designed and printed for distribution. There are hundreds of game features involved, both intangible (including but not limited to whether the game is branded or nonbranded, the mathematical model, etc.) and tangible (including but not limited to foil, sparkle, paper style, holographic imaging, etc.). Each of these game features ultimately impacts the game results and accordingly our revenues. The instant games tickets are printed at our central location and are shipped to our warehouse. We do not have a specified number of tickets to be printed; rather, the timing, type and amount of tickets to be printed is determined by us based on the “feedback loop” described below.

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The “ecosystem” services – these are the incremental services included in CSP arrangements that, included with the design and manufacture of instant games tickets are necessary to produce the combined output of a turnkey solution:

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Instant games planning, monitoring and management systems functions- we develop and provide a portfolio of instant games to the lotteries, which includes development of working papers and game parameters. Once the portfolio of instant games is established, we manage inventory levels for the lotteries on an ongoing basis, which includes ordering, design and manufacturing, shipping inventory to retailers based on our game planning services, managing retail channel inventory, and destruction of instant game tickets. We closely monitor and forecast the success of each game using our proprietary technology and change the game portfolio as necessary.

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Warehousing, inventory management and distribution functions- we either lease or acquire warehouse space in the states for which we perform CSP services. Warehousing, inventory management and distribution functions include:

-	instant games tickets, printing, packing and shipment, and distribution;
-	warehousing of all instant games inventory prior to delivery to retailers;

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-	delivery of instant game tickets and other lottery materials such as point of sale materials, retailer training materials, newsletters, etc. to and between retailers; and
-	secure disposal of unsold, damaged and/or returned instant games tickets.

o
Marketing and game support functions- we work on a continuous basis to develop, monitor and execute marketing plans regarding games, which includes implementation schedules and strategic planning. These activities include, but are not limited to, market research and studies, development and monitoring of marketing plans (i.e., game introductions/launch intervals, prize structure, development of incentives and promotions, providing sales data and trend analysis), and various other on-call general consulting. Game support functions also include retailer training on an ongoing basis on the various aspects of handling the instant games process.

Determination that each day of service is distinct

We evaluated TRG #16, which discusses four types of stand-ready obligations. We considered CSP arrangements were most akin to a “Type D” arrangement as we make an unspecified quantity of goods or services available to the customer continuously. We understand that in TRG #16, the Boards intended that a series could consist of distinct time increments depending on the nature of the promise, with no bias as to whether this was an input or output measure. Further, we evaluated TRG #39 (in particular paragraphs 14 – 16) and concluded that the promise in CSP arrangements was consistent with this guidance.

For all the core components of services provided under CSP arrangements described above, while our underlying activities will vary both within a day and day-to-day, we are providing a daily service that is distinct and substantially the same. We determined that each increment of the promised service of operating integrated instant games programs, is distinct in accordance with ASC 606-10-25-19 as the customer can benefit from each increment of services on its own and each increment of service is separately identifiable because no day of service significantly modifies or customizes another and no day of service significantly affects our ability to fulfill another day of service or the benefit to the lotteries of another day of service. We believe that our conclusion that each day of service is distinct is based on the nature of services provided under the CSP arrangements and is analogous to the example 12A in paragraphs 157C-157D of ASC 606-10-55.

How and to what extent we manage inventory levels at the retail outlets

We determine the type, amount and timing of instant games tickets distributed to retailers from our warehouse facilities. Based on our analysis of the retail channel, we schedule shipments to optimize inventory levels across the retail network or increase sales. This includes moving inventory from one retailer to other retailers in the retail channel if we identify that moving such inventory will improve overall results. Such decisions are made based on the “feedback loop” described below. As described above, we are also responsible for managing the secure disposal of unsold, damaged and any returned instant games tickets.

•	Please further explain what consideration you gave to whether the underlying services you have identified were separate performance obligations.

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Response:

For each CSP arrangement, we assessed the above-described promised services to identify if the services are distinct performance obligations. In performing this assessment, we considered whether the services were capable of being distinct per ASC 606-10-25-19(a) and/or were distinct within the context of the contract per ASC 606-10-25-19(b). In this evaluation, we focused on the intent, expectations and reasons customers enter into CSP arrangements and the overall nature of the arrangements and interrelationship of the services provided. We felt this evaluation was largely conclusive; however, we also considered the enumerated factors in ASC 606-10-25-21, which further supported the conclusion that none of the services was distinct within the context of the contract.

Consideration of ASC 606-10-25-19(a)

We determined that the Design and manufacturing of instant games tickets was capable of being distinct and further determined that warehousing, inventory management and distribution functions were also capable of being distinct, because we and others in the industry provide such services on a stand-alone basis. We concluded the other services provided: (1) Instant games planning, monitoring and management systems functions and (2) Marketing and game support functions were not capable of being distinct.

Consideration of ASC 606-10-25-19(b)

We further considered whether the two services capable of being distinct were distinct within the context of the contract. As noted above, we first evaluated the nature of the services in context of the arrangements, how these arrangements are marketed and the resultant customer expectations. Next, we considered the specific factors in ASC 606-10-25-21, noting that each of the factors was met due to the high degree of integration or interrelation of each of the promises on the other. In particular, we weighed the fact that each promise not only depends on the others, but each also modifies the others. When we manage the entire ecosystem there is a “feedback loop” that takes place where all aspects of the ecosystem affect the timing and amount of additional services. For example, when tickets are sold by a retailer, we gather the data and analyze it to inform the design and manufacturing services resulting in instant ticket production. This “feedback loop” informs our planning of the types of games that are selling and the features in those games – thus impacting and modifying the instant ticket design and manufacture. In addition, monitoring this ecosystem can result in moving inventory from retailer to retailer or alternatively in some cases removing the inventory altogether and destroying such inventory, thereby modifying the tickets already produced. We believe that these are examples of the design and manufacturing promise being modified by the ecosystem services and vice-versa.

Accordingly, we concluded that none of the promises in CSP arrangements are distinct within the context of such arrangements, but rather function as significant inputs into a highly integrated “ecosystem” of services resulting in a combined output – the operation of an integrated instant product program on behalf of the state lottery customers.

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Your response indicates that you recognize revenue over time based on ultimate ticket activation. Please clarify this statement as you reference the activation implies that you recognize revenue at a point in time.

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Response:

Our performance obligation under CSP arrangements is a stand-ready obligation to provide a single continuous service to operate and manage integrated instant product operations, and does not specify the amount of services. Due to the inherent nature of these arrangements, we determined that the state lotteries simultaneously receive and consume the benefits provided in these arrangements. Based on those considerations and ASC 606-10-25-27, we determined that the identified performance obligation is satisfied over time. Because instant tickets are activated daily and represent the direct benefit obtained by our customers in these arrangements, we concluded that instant ticket activation is the most appropriate measure of progress towards satisfying our performance obligation.

•	Please quantify the revenue recognized from CSP arrangements in 2018.

Response:

The amount of the revenue recognized from CSP arrangements for the nine-month period ended September 30, 2018 was **CONFIDENTIAL TREATMENT REQUESTED BY SCIENTIFIC GAMES PURSUANT TO RULE 83**, or approximately **CONFIDENTIAL TREATMENT REQUESTED BY SCIENTIFIC GAMES PURSUANT TO RULE 83**% of consolidated revenue.

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Should you have any further questions or need to discuss this letter, please contact me at 702-532-7032 or alternatively via email at Michael.Winterscheidt@scientificgames.com.

Very Truly Yours,

/s/ Mike Winterscheidt

Mike Winterscheidt

Chief Accounting Officer

cc:           Michael Quartieri, Chief Financial Officer
Vanja Kalabic, Sr. Director of Financial Reporting and Technical Accounting

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